MEMX Members Exchange

September 23, 2022

VIA ELECTRONIC DELIVERY

Ms. Jeannette Jackson
U.S. Securities and Exchange Commission
100 F Street, NE
Mail Stop 7010
Washington, DC 20549-7010

Re: MEMX LLC – Form 1 Amendment

Dear Ms. Jackson:

On behalf of MEMX LLC ("MEMX"), and in connection with the MEMX Form 1 that is on file with the Securities and Exchange Commission ("Commission"), enclosed please find the Execution Page to Form 1 as well as the following exhibits:[1]

- Exhibit C – updated the lists of the officers of MEMX Holdings LLC and the members of the Technology and Operations Committee of MEMX Holdings LLC, the Governance, Legal and Regulatory Committee of MEMX Holdings LLC and the Market Structure Committee of MEMX Holdings LLC);

- Exhibit F – updated to include the following membership forms related to the trading of options on the Exchange:
  - Exhibit F-18 – Options Member Application;
  - Exhibit F-19 – Options Member Agreement;
  - Exhibit F-20 – Options Market Maker Registration Application;
  - Exhibit F-21 – Options Member Notification of Identified Designated Give-Ups Form;
  - Exhibit F-22 – Options Member Authorized Designated Give-Up Contact Form;
  - Exhibit F-23 – Options Clearing Member Restriction Form;
  - Exhibit F-24 – Options Member Clearing Letter of Guarantee;
  - Exhibit F-25 – Options Self Clearing Member Letter of Guarantee; and

- Exhibit J – updated the lists of the directors and officers of MEMX LLC.

This amendment is filed in accordance with SEC Rule 6a-2 and is intended to replace and supplement, as appropriate, Exhibits C, F and J to MEMX's Form 1 currently on file with the

---

[1] This Amendment has been filed electronically based on and in accordance with the "Division of Trading and Markets Staff Statement Regarding Requirements for Certain Paper Submissions in Light of COVID-19 Concerns."

Commission. Please do not hesitate to contact me at 551-370-1003 if you have any questions or require anything further.

Regards,

Anders Franzon
General Counsel

Enclosures

Form 1 Page 1 Execution Page	UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT	Date filed (MM/DD/YY): 9/23/22	OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative, or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☒ AMENDMENT

1. State the name of the applicant: MEMX LLC
2. Provide the applicant's primary street address (Do not use a P.O. Box):
   111 Town Square Place, Suite 520, Jersey City, NJ, 07310

22005624

3. Provide the applicant's mailing address (if different):

4. Provide the applicant's business telephone and facsimile number:
   201-331-7900 (Telephone) 201-331-7904 (Facsimile)
5. Provide the name, title, and telephone number of a contact employee:
   Jonathan Kellner (Name) Chief Executive Officer (Title) 201-331-7902 (Telephone Number)
6. Provide the name and address of counsel for the applicant:
   Anders Franzon, General Counsel
   111 Town Square Place, Suite 520
   Jersey City, NJ 07310
7. Provide the date applicant's fiscal year ends: December 31
8. Indicate legal status of applicant: ☐ Corporation ☐ Sole Proprietorship ☐ Partnership ☐ Limited Liability Company ☐ Other (specify): ______

   If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):
   (a) Date (MM/DD/YY): 10/03/18 (b) State/Country of formation: Delaware/United States of America
   (c) Statute under which applicant was organized: Delaware Limited Liability Company Act

EXECUTION: The applicant consents that service of any civil action brought by , or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of , and with the authority of , said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

Date: 9/23/22 (MM/DD/YY) MEMX LLC (Name of applicant)

By: /s/ Anders Franzon (Signature) Anders Franzon, General Counsel (Printed Name and Title)

Subscribed and sworn before me this ______ day of ______ (Month), ______ (Year) by ______ (Notary Public)

My Commission expires ______ County of ______ State of ______

This page must always be completed in full with original, manual signature and notarization. Affix notary stamp or seal where applicable.

Based upon relief from Commission staff and difficulties arising from COVID-19, this filing is made without a notarization.

MEMX LLC
Date of Filing/Accurate as of: September 23, 2022

EXHIBIT C

For each subsidiary or affiliate of the applicant, and for any entity with whom the applicant has a contractual or other agreement relating to the operation of an electronic trading system to be used to effect transactions on the exchange ("System"), provide the following information:

1. Name and address of organization.

2. Form of organization (e.g., association, corporation, partnership, etc.).

3. Name of state and statute citation under which organized. Date of incorporation in present form.

4. Brief description of nature and extent of affiliation.

5. Brief description of business or functions. Description should include responsibilities with respect to operation of the System and/or execution, reporting, clearance, or settlement of transactions in connection with operation of the System.

6. A copy of the constitution.

7. A copy of the articles of incorporation or association including all amendments.

8. A copy of existing by-laws or corresponding rules or instruments.

9. The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions.

10. An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association.

MEMX Holdings LLC

1. *Name:* MEMX Holdings LLC
Address: 111 Town Square Place, Suite 520, Jersey City, NJ 07310

2. *Form of organization:* Limited Liability Company

3. *Name of state, statute citation under which organized, and date of incorporation in present form:* Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), on September 6, 2018, and amended and restated on January 22, 2019.

MEMX LLC
Date of Filing/Accurate as of: September 23, 2022

4. *Brief description of nature and extent of affiliation*: MEMX LLC is a subsidiary of MEMX Holdings LLC. MEMX Holdings LLC directly holds 99.5% of the equity of MEMX LLC and indirectly holds the other 0.5% of the equity of MEMX LLC through its 100% ownership of MEMX SubCo LLC.

5. *Brief description of business or functions:* MEMX Holdings LLC is a holding company which directly holds 99.5% of the equity of MEMX LLC, 99.5% of MEMX Execution Services LLC, 100% of the equity of MEMX SubCo LLC (which owns 0.5% of MEMX LLC and 0.5% of MEMX Execution Services LLC) and 100% of MEMX Technologies LLC. MEMX Holdings LLC will be the entity through which the ultimate owners of the applicant indirectly hold their ownership interest in the applicant and its affiliates.

6. *A copy of the constitution*: Not applicable

7. *A copy of the articles of incorporation or association including all amendments:* The Exchange maintains the current Certificate of Formation of MEMX Holdings LLC, including all amendments, at https://info.memxtrading.com/governance/. These documents are accurate as of the date of this filing.

8. *A copy of existing by-laws or corresponding rules or instruments:* The Exchange maintains the current Limited Liability Company Agreement of MEMX Holdings LLC at https://info.memxtrading.com/governance/. This document is accurate as of the date of this filing.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

Directors and Observers of MEMX Holdings LLC.

The following persons are the directors of MEMX Holdings LLC:

Directors and Alternate Directors

CEO Director: Jonathan Kellner

Nominating Member Directors:

Nominating Member	**Director Name**	**Alternate Director Name**
Banc of America Strategic Investments Corporation	Pankil Patel	Mitsu Narang
BLK SMI, LLC	Hubert De Jesus	Samara Cohen

MEMX LLC
Date of Filing/Accurate as of: September 23, 2022

Citadel Securities Principal Investments LLC	Jamil Nazarali (Chairman)	Donnie Phillips
Citicorp North America, Inc.	Peter Lambrakis	Michael McGlone
FMR LLC	Derrick Chan	Chris Gwozdz
Goldman Sachs PSI Global Holdings, LLC	Raj Mahajan	Marianna Lopert-Schaye
Jane Street Group, LLC	Brian Nigito	Andrew Upward
JPMC Strategic Investments I Corporation	Christopher Berthe	Matthew Cramer
The Charles Schwab Corporation	Jeffrey Starr	Jason Clague
Strategic Investments I, Inc.	Zheng Wang	Christopher Larkin
UBS Americas Inc.	Todd Lopez	Hyder Jaffrey
Virtu Investments, LLC	Douglas Cifu	Andrew Smith
Wells Fargo Central Pacific Holdings, Inc.	Jorge Lopez-Aranda	Niall O’Brien

Officers of MEMX Holdings LLC

The following persons are the officers of MEMX Holdings LLC:

Title	Name	Commencement Date
Chief Executive Officer	Jonathan Kellner	2/27/2019
Chief Financial Officer	Louise Curbishley	11/25/2019
Chief Operating Officer	Thomas Fay	6/3/2019
Chief Technology Officer	Dominick Paniscotti	6/3/2019
General Counsel and Secretary	Anders Franzon	7/1/2019

Committees of MEMX Holdings LLC

(1) Finance and Audit Committee of MEMX Holdings LLC

MEMX LLC
Date of Filing/Accurate as of: September 23, 2022

The following persons are members of the Finance and Audit Committee of MEMX Holdings LLC:

Zheng Wang, Chair
Mitsu Narang
Matthew Cramer

(2) Technology and Operations Committee of MEMX Holdings LLC

The following persons are members of the Technology and Operations Committee of MEMX Holdings LLC:

Andrew Smith, Chair
Brian Nigito

(3) Compensation Committee of MEMX Holdings LLC

The following persons are members of the Compensation Committee of MEMX Holdings LLC:

Doug Cifu, Chair
Jamil Nazarali
Zheng Wang

(4) Governance, Legal and Regulatory Committee of MEMX Holdings LLC

The following persons are members of the Governance, Legal and Regulatory Committee of MEMX Holdings LLC:

Jamil Nazarali, Chair
Jorge Lopez-Aranda
Andrew Upward

(5) Market Structure Committee of MEMX Holdings LLC

The following persons are members of the Market Structure Committee of MEMX Holdings LLC:

Hubert De Jesus, Chair
Christopher Berthe
Derrick Chan
Chris Gwozdz
Christopher Larkin
Todd Lopez
Raj Mahajan

Jamil Nazarali
Brian Nigito
Niall O'Brien
Pankil Patel
Sapna Patel
Andrew Smith
Jeffrey Starr
Andrew Upward

(6) Strategy Committee of MEMX Holdings LLC

The following persons are members of the Strategy Committee of MEMX Holdings LLC:

Christopher Larkin
Jamil Nazarali
Donnie Phillips
Andrew Smith
Zheng Wang

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association:* Not applicable

MEMX SubCo LLC

1. *Name*: MEMX SubCo LLC
   Address: 111 Town Square Place, Suite 520, Jersey City, NJ 07310

2. *Form of organization*: Limited Liability Company

3. *Name of state and statute citation under which organized, and date of incorporation in present form*: Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), on May 7, 2019

4. *Brief description of nature and extent of affiliation*: MEMX SubCo LLC directly owns 0.5% of the equity of MEMX LLC. In addition, MEMX SubCo LLC is a wholly-owned subsidiary of MEMX Holdings LLC, which directly holds 99.5% of the equity of MEMX LLC.

5. *Brief description of business or functions*: MEMX SubCo LLC holds 0.5% interests in MEMX LLC and MEMX Execution Services LLC.

6. *A copy of the constitution*: Not applicable

7. *A copy of the articles of incorporation or association including all amendments*: Attached as Exhibit C-3 is the Certificate of Formation of MEMX SubCo LLC dated May 7, 2019.

8. *A copy of existing by-laws or corresponding rules or instruments*: Attached as Exhibit C-4 is the Amended and Restated Limited Liability Company Agreement of MEMX SubCo LLC dated September 5, 2019.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions:* None. MEMX SubCo LLC's sole member and managing member is MEMX Holdings LLC.

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable

MEMX Technologies LLC

1. *Name*: MEMX Technologies LLC
   Address: 111 Town Square Place, Suite 520, Jersey City, NJ 07310

2. *Form of organization*: Limited Liability Company

3. *Name of state and statute citation under which organized, and date of incorporation in present form*: Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), on October 3, 2018

4. *Brief description of nature and extent of affiliation:* MEMX Technologies LLC is a wholly-owned subsidiary of MEMX Holdings LLC.

5. *Brief description of business or functions*: MEMX Technologies LLC is an entity formed for the purpose of holding intellectual property (such intellectual property originally may be developed or licensed by MEMX Technologies or developed by MEMX LLC or MEMX Holdings LLC and assigned to MEMX Technologies LLC).

6. *A copy of the constitution*: Not applicable

7. *A copy of the articles of incorporation or association including all amendments*: Attached as Exhibit C-5 is the Certificate of Formation of MEMX Technologies LLC dated October 3, 2018 and the Amended and Restated Certificate of Formation of MEMX Technologies LLC dated January 22, 2019.

8. *A copy of existing by-laws or corresponding rules or instruments:* Attached as Exhibit C-6 is the Amended and Restated Limited Liability Company Agreement of MEMX Technologies LLC dated February 19, 2020.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*: MEMX Technologies LLC's sole member and managing member is MEMX Holdings LLC. Jonathan Kellner is the CEO of MEMX Technologies LLC.

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable

MEMX Execution Services LLC

1. *Name*: MEMX Execution Services LLC
   Address: 111 Town Square Place, Suite 520, Jersey City, NJ 07310

2. *Form of organization*: Limited Liability Company

3. *Name of state and statute citation under which organized, and date of incorporation in present form*: Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), on May 9, 2019

4. *Brief description of nature and extent of affiliation*: MEMX Holdings LLC owns 99.5% of MEMX Execution Services LLC, and 99.5% of MEMX LLC. In addition, MEMX Holdings owns 100% of MEMX SubCo LLC, which owns 0.5% MEMX Execution Services LLC.

5. *Brief description of business or functions*: MEMX Execution Services LLC will act as the routing broker for the exchange, MEMX LLC.

6. *A copy of the constitution*: Not applicable

7. *A copy of the articles of incorporation or association including all amendments*: Attached as Exhibit C-7 is the Certificate of Formation of MEMX Execution Services LLC dated May 7, 2019.

8. *A copy of existing by-laws or corresponding rules or instruments*: Attached as Exhibit C-8 is the First Amended and Restated Limited Liability Company Agreement of MEMX Execution Services LLC dated May 19, 2020.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions:* The following persons are the directors of MEMX Execution Services LLC:

Name	Commencement Date	Termination Date
Jonathan Kellner	5/19/2020	
Lauren Strathman	5/19/2020	
Quito Zuba	5/19/2020	

The following persons are the officers of MEMX Execution Services LLC:

Title	Name	Commencement Date	Termination Date

Chief Executive Officer	Jonathan Kellner	5/7/2019	
Chief Compliance Officer	Lauren Strathman	10/1/2019	
General Counsel and Secretary	Anders Franzon	7/1/2019	
Controller and FINOP	Megan Sauerwine	2/18/2020	
Chief Financial Officer	Louise Curbishley	7/29/2020	
Head of Market Operations	Quito Zuba	7/29/2020	

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable

MEMX Digital Assets LLC

1. *Name*: MEMX Digital Assets LLC
Address: 111 Town Square Place, Suite 520, Jersey City, NJ 07310

2. *Form of organization*: Limited Liability Company

3. *Name of state and statute citation under which organized, and date of incorporation in present form*: Bermuda Limited Liability Company Act 2016, on March 10, 2022.

4. *Brief description of nature and extent of affiliation*: MEMX Digital Assets LLC is a wholly-owned subsidiary of MEMX Holdings LLC.

5. *Brief description of business or functions*: MEMX Digital Assets LLC is an entity formed to receive and provide financial market data.

6. *A copy of the constitution*: Not applicable

7. *A copy of the articles of incorporation or association including all amendments*: Attached as Exhibit C-9 is the Certificate of Filing of MEMX Digital Assets LLC dated March 11, 2022.

8. *A copy of existing by-laws or corresponding rules or instruments*: Attached as Exhibit C-10 is the Limited Liability Company Agreement of MEMX Digital Assets LLC dated February 28, 2022.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions:* MEMX Digital Assets LLC's sole member and manager is MEMX Holdings LLC.

Officers of MEMX Digital Assets LLC

The following persons are the officers of MEMX Digital Assets LLC:

Title	**Name**	**Commencement Date**	**Termination Date**
Chief Executive Officer	Jonathan Kellner	3/10/2022	
Chief Financial Officer	Louise Curbishley	3/10/2022	
Secretary	Anders Franzon	3/10/2022	
Controller	Megan Sauerwine	3/10/2022	

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable

MEMX LLC
Date of Filing/Accurate as of: September 23, 2022

EXHIBIT F

A complete set of all forms pertaining to:

1. Application for membership, participation, or subscription to the entity.

2. Application for approval as a person associated with a member, participant, or subscriber of the entity.

3. Any other similar materials.

General Membership Documents:

EXHIBIT F-1: Membership Application

EXHIBIT F-2: User Agreement

EXHIBIT F-3: Routing Agreement

Equities Clearing Documents:

EXHIBIT F-4: Clearing Letter of Guarantee

EXHIBIT F-5: Non-Member Clearing Firm Information Document

EXHIBIT F-6: [Reserved]

Sponsored Access Documents:

EXHIBIT F-7: Sponsored Access Application

Equities Market Maker Documents:

EXHIBIT F-8: Market Maker Application Documents

Connectivity Documents:

EXHIBIT F-9: Service Bureau Application and Agreements

EXHIBIT F-10: Connectivity Services Agreement

EXHIBIT F-11: Extranet Addendum to the Connectivity Services Agreement

Market Data Documents:

Other Documents:

Options Membership Documents:

Options Market Maker Documents:

Options Give-Up Documents:

Options Clearing Documents:

<u>Exhibit F-18</u>

Options Member Application

MEMX Options Member Application

Any currently approved Member of MEMX LLC (the "Exchange") is eligible to transact business on the Exchange's Options Market provided that the Exchange specifically authorizes the Member as an "Options Member." To become an Options Member, a current Exchange Member is required to complete this Options Member Application. An Applicant who is not currently an Exchange Member is required to complete the general Membership Application and Agreements and this Options Member Application to transact business on the Exchange's Options Market.

To apply, please complete and submit all materials listed on the Application Checklist below through the Exchange's User Portal or via email to membership@memx.com.

Applicants are required to update any information submitted in this application if and when it becomes inaccurate or incomplete after submission.

APPLICATION CHECKLIST
☐ MEMX Membership Application **(if not already approved Member)** ☐ Options Member Application
☐ Options Member Agreement
☐ Options Member Letter of Guarantee (**applicable to non-clearing Applicants**) **OR** ☐ Options Self Clearing Member Letter of Guarantee (**applicable to clearing Applicants**)
☐ Options Market Maker Registration Application **(if applicable)**
☐ A list of all Authorized Traders, **including name and CRD #**, the Applicant will be registering with the Exchange

All application materials sent to the Exchange will be reviewed for completeness. All applications are deemed confidential and are handled in a secure environment. Applications may, however, be shared with other self-regulatory organizations (*e.g.*, FINRA), as necessary, to evaluate and process the application.

The Exchange may request applicants to submit documentation in addition to what is listed in the Application Checklist during the application review process, pursuant to Exchange Rule 17.1. If you have questions on completing the application, you may direct them to Membership Services at membership@memx.com or (833) 415-6369. In addition, please refer to the Exchange's website at www.memxtrading.com for additional information regarding the membership process.

MEMX Options Member Application

GENERAL INFORMATION		
Date:	CRD #:	
Name of Applicant:		
Address of Principal Office:		
City:	State:	Zip:

BUSINESS CONTACT	BILLING CONTACT
Name:	Name:
Title:	Title:
Email:	Email:
Phone:	Phone:

TYPE OF BUSINESS ACTIVITIES CONDUCTED BY APPLICANT (check all that apply)

☐ Options Market Maker ☐ Public Customer Business ☐ Firm Proprietary Trading ☐ Options Clearing Member

☐ Other:

DESIGNATED EXAMINING AUTHORITY

Name of Applicant's Designated Examining Authority (DEA):

EXAMINATIONS

State the date of the Applicant's last examination during which supervisory procedures were reviewed and by which SRO.

Date: ______________________________ SRO: ______________________________

OPTIONS ALLOCATION METHOD

Indicate the allocation method for exercise notices assigned in respect of a short position in Applicant's customers' accounts (Exchange Rule 23.2).

☐ First in, first out ☐ Automated random selection ☐ Other: ____________ ☐ Not applicable

MARGIN REQUIREMENTS SELECTION

Indicate the applicable initial and maintenance margin requirements (Exchange Rule 28.3).

☐ Cboe Options or ☐ NYSE

PRINCIPAL REGISTRATION

The Exchange requires each Options Member to be under the supervision and control of a Responsible Person who is registered with the Exchange as an Options Principal. Each Options Principal shall pass the appropriate Registered Options Principal Qualification Examination ("Series 4"), or an equivalent examination acceptable to the Exchange. See Exchange Rule 17.1(b) and 17.2(g) for additional information regarding principal registration. Please indicate below the individual that the Applicant intends to register with the Exchange to comply with these requirements.

Name:	Title:	CRD #:
Business Address:		
Phone:	Email:	

<u>Exhibit F-19</u>

Options Member Agreement

MEMX Options Member Agreement

In connection with the Applicant's application for participation in the MEMX LLC ("MEMX" or the "Exchange") Options Market ("MEMX Options") and in the event that this application is approved for participation, the Applicant hereby agrees to abide by the terms and conditions set forth below:

A. To comply with the federal securities laws, the rules and regulations thereunder; MEMX rules including but not limited to the MEMX Options rules and the rules of other SROs that have been incorporated by reference;[1] all circulars, notices, directives or decisions adopted pursuant to or made in accordance with MEMX rules; and all rulings, orders, directions and decisions issued and sanctions imposed under MEMX rules;

B. To pay such dues, assessments and other charges in the manner and amount as from time to time shall be fixed pursuant to MEMX rules;

C. That this Agreement has been executed on behalf of, and with the authority of the Applicant. The undersigned and Applicant represent that the information and statements contained within the application and other information filed are current, true, and complete. The undersigned and the Applicant further represent that to the extent that any information submitted is not amended, such information is currently accurate and complete and agree that the information contained in the Applicant's Uniform Application for Broker-Dealer Registration (Form BD) will be kept current and accurate by proper amending of the Form BD promptly after changes occur. Applicant further represents that the registrations for the Applicant's Options Principal(s), Authorized Traders and any other personnel, registered with MEMX, will be kept current by proper amending of Form U4 & Form U5.

Member:______________________________	MEMX LLC
Signature:______________________________	Signature:______________________________
Printed Name:__________________________	Printed Name:__________________________
Title:_________________________________	Title:_________________________________
Date:_________________________________	Date:_________________________________

[1] In the amendment to its existing rules to permit trading on MEMX Options, MEMX LLC incorporated the following rules by reference: (1) Cboe Exchange, Inc. ("Cboe Options") rules governing position and exercise limits for equity and index options (see MEMX Rules 29.5 and 29.7); (2) the margin rules of Cboe Options or the NYSE (see MEMX Rule 28.3); and (3) FINRA's rules governing communications with the public (see MEMX Rule 26.16). Pursuant to an exemption from Section 19(b), the Exchange will not file rule filings each time an incorporated rule has been amended, but will publish on its public website notices of any changes to an incorporated rule.

<u>Exhibit F-20</u>

Options Market Maker Registration Application

MEMX Options Market Maker Registration Application

Any currently approved Options Member of MEMX LLC (the "Exchange") is eligible to transact business as a Market Maker on the Exchange's Options Market provided that the Exchange specifically authorizes the Options Member as a Market Maker. To become a Market Maker, a current Options Member is required to complete this Options Market Maker Registration Application. The Exchange may require additional information from any Applicant prior to determining whether to register such Applicant as an Options Market Maker.

To apply, please complete this Options Market Maker Registration Application and submit with all required supplementary materials through the Exchange's User Portal or via email to membership@memx.com.

Applicants are required to update any information submitted in this application if and when it becomes inaccurate or incomplete after submission.

GENERAL INFORMATION		
Date:	CRD #:	
Name of Applicant:		
Address of Principal Office:		
City:	State:	Zip:
SECURITIES		
Estimate the number of securities in which the Applicant intends to become registered as a Market Maker:		
FINANCIAL / ADDITIONAL REQUIREMENTS		
Excess Net Capital:	As of Date:	

Attach the following:

- ☐ List identifying all accounts pursuant to Exchange Rule 22.7(a) **– *required***
- ☐ List identifying all joint accounts pursuant to Exchange Rule 22.7(c) **– *if applicable***
- ☐ Subordination agreements or evidence of other financing arrangement (refer to Exchange Rule 22.9(b)) **– *if applicable***

Exhibit F-21

Options Member Notification of Identified Designated Give-Ups Form

MEMX Options Member
Notification of Identified Designated Give-Ups

Options Member Organization:			
In accordance with MEMX LLC (the "Exchange") rules, the Member listed above identifies the following Clearing Members as Designated Give-Ups for the Member on the Exchange. Restricted OCC Numbers will not be enabled unless the Member listed above is an Authorized User for such Restricted OCC Number pursuant to Exchange Rule 21.12. **Instructions:** Please enter the applicable information below and submit through the Exchange's User Portal or via email to membership@memx.com. List the Designated Clearing Member in column 1 and provide each respective OCC Number being requested in column 2. Check whether requesting to enable Give-Up or disable Give-Up in columns 3 and 4. If necessary, please attach additional sheets.			
1	**2**	**3**	**4**
Clearing Member	**OCC #**	**Enable**	**Disable**
1			
2			
3			
4			

Authorized Representative Signature:	Date:
Print Name:	Title:
Email Address:	Phone:

Exhibit F-22

Options Member Authorized Designated Give-Up Contact Form

MEMX Options Clearing Member
Authorized Designated Give-Up Contact Form

Clearing Member Organization:

In accordance with MEMX LLC (the "Exchange") rules, the Exchange shall notify a Clearing Member in writing and as soon as practicable, of each Member that has identified the Clearing Member as a Designated Give Up.

Please list individual(s) and/or group(s) authorized to receive the Designated Give Up list. Unless otherwise provided by the submission of this form, the Exchange will notify the Clearing Trading Permit Holder/Member's Compliance Officer on file with the Membership Services Department by email.

Please fill out the above information and submit the completed form through the Exchange's User Portal or via email to membership@memx.com.

Contact Name	Phone	Email

Completed by an Authorized Representative of Clearing Member Organization
Printed Name:
Signature:
Title:
Phone:
Email Address:
Date:

Exhibit F-23

Options Clearing Member Restriction Form

MEMX Options Clearing Member Restriction Form

Clearing Member Organization:

In accordance with MEMX LLC (the "Exchange") rules, the Clearing Member listed above authorizes the Exchange to restrict The Options Clearing Corporation ("OCC") number(s) listed below requiring prior authorization for use as a Give-Up on the Exchange.

NOTE: Once an OCC number is marked as restricted, no Member will be able to use that restricted OCC number unless they have either: (1) an executed clearing guarantee on file with Membership with that Clearing Member; or (2) the Member is authorized by the Clearing Member pursuant to Exchange Rule 21.12.

Instructions: To authorize or revoke a Member's use of a restricted OCC number, please enter the applicable information below and submit the completed form through the Exchange's User Portal or via email to membership@memx.com. List the restricted OCC number in column 1 and provide, if applicable, each Member that is authorized or restricted on each OCC number in column 2. If necessary, please attach additional sheets.

1	2	3	4
Restricted OCC Number	**Member Name**	**Authorized**	**Revoked**
1			
2			
3			

By executing this Clearing Member Restriction Form, the Clearing Member grants the Exchange permission to publish the Clearing Member's restricted OCC number(s) on the Exchange's website for purposes of providing notice to other exchange members that the Clearing Member's OCC number(s) will not be available for Give Up.	
Authorized Signature:	Date:
Print Name:	Title:
Clearing Member Contact Person (to be provided to market participants seeking authorization):	
Email Address:	Phone:

Exhibit F-24

Options Member Clearing Letter of Guarantee

MEMX Options Member Letter of Guarantee

NOTICE OF CONSENT – To be completed by Clearing Firm of Applicant Broker-Dealer

____
Member Name

The Member noted above has represented to the undersigned Clearing Member, a Member of the Options Clearing Corporation, that it is registered as a Member of the MEMX LLC Options Market ("MEMX Options"). In accordance with Rule 22.8 of the rules of MEMX Options, the undersigned Clearing Member accepts financial responsibility for all MEMX Options transactions made by the above referenced Member when executing such transactions through the undersigned Clearing Member. This letter shall be deemed to be a Letter of Guarantee and shall remain in effect until a written notice of revocation has been filed with the Exchange. Any such revocation shall in no way relieve the undersigned Clearing Member of responsibility for Exchange transactions guaranteed prior to the effective date of the revocation.

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Clearing Firm (Broker-Dealer Name)

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OCC Clearing #

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Signature of Authorized Officer, Partner or Managing Member or Sole Proprietor of Clearing Firm

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Printed Name/Title

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Date

Exhibit F-25

Options Self Clearing Member Letter of Guarantee

MEMX Options Self Clearing Member Letter of Guarantee

NOTICE OF CONSENT – To be completed by Clearing Firm of Applicant Broker-Dealer

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Member Name

The Member noted above is a registered Self Clearing Member of the MEMX LLC Options Market ("MEMX Options"). In accordance with Rule 22.8 of the rules of MEMX Options, the Member accepts financial responsibility for all MEMX Options transactions made by the Member. This letter shall be deemed to be a Letter of Guarantee and shall remain in effect until a written notice of revocation has been filed with the Exchange. Any such revocation shall in no way relieve the Member of responsibility for Exchange transactions guaranteed prior to the effective date of the revocation.

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OCC Clearing #

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Signature of Authorized Officer, Partner or Managing Member or Sole Proprietor of Clearing Firm

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Printed Name/Title

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Date

MEMX LLC
Date of Filing/Accurate as of: September 23, 2022

EXHIBIT J

A list of the officers, governors, members of all standing committees, or persons performing similar functions, who presently hold or have held their offices or positions during the previous year, indicating the following for each:

1. Name.

2. Title.

3. Dates of commencement and termination of term of office or position.

4. Type of business in which each is primarily engaged (e.g., floor broker, specialist, odd lot dealer, etc.).

Directors of MEMX LLC

The Exchange Board will be composed of at least 10 directors. The Board shall consist of the Chief Executive Officer of the Exchange, and sufficient numbers of (A) Non-Industry Directors (including Independent Directors), (B) Industry Directors (including Investor Directors) and (C) Member Representative Directors (which shall not include Investor Directors) to meet the following composition requirements:

> (A) the number of Non-Industry Directors, including at least two (2) Independent Directors, shall equal or exceed the sum of the number of Industry Directors (including Investor Directors) and Member Representative Directors (which shall not include Investor Directors);
>
> (B) at least two (2) of the Non-Industry Directors shall also qualify as Independent Directors;
>
> (C) at least one of the Non-Industry Directors shall be representative of issuers and investors and not associated with an Exchange Member, a broker, or a dealer; and
>
> (D) the number of Member Representative Directors (which shall not include Investor Directors) shall be at least twenty percent (20%) of the Board.

The following persons are directors of MEMX LLC:

Name	Classification	Commencement Date	Title/Business
Erica Attonito	Member Representative	May 19, 2020	Head of Sales, Business Development Hudson River Trading

MEMX LLC
Date of Filing/Accurate as of: September 23, 2022

Jennifer Hadiaris	Member Representative	May 19, 2020	Managing Director, Head of Global Market Structure, Cowen
Jonathan Kellner	Industry/ CEO	May 19, 2020	CEO, MEMX
Faris Matalka	Industry/ Investor	September 22, 2022	Managing Director, Trading Operations, Charles Schwab & Co.
Deana Korby	Non-Industry/ Independent	May 19, 2020	Vice President Finance, Investor Relations, IBM Corporation
Matthew Brennan	Industry/ Investor	December 4, 2020	Head of U.S. ETF Secondary Market Trading, BlackRock
Montes Piard	Non-Industry/ Independent	May 19, 2020	Vice President/Global Controller – Finance/Accounting, General Atlantic
Crystal Reilly	Non-Industry/ Independent	May 19, 2020	Former Chief Corporate Compliance Officer, Bats Global Markets
Hal Scott	Non-Industry/ Independent	May 19, 2020	Emeritus Nomura Professor of International Financial Systems, Harvard Law School
Amy Wong	Non-Industry/ Independent	May 19, 2020	Former Chief Operating Officer, PDT Partners

The following persons have served as directors of MEMX LLC but no longer serve on the Board:

Name	**Classification**	**Commencement Date - Termination Date**	**Title/Business**
JJ Kinahan	Industry/ Investor	May 19, 2020 – April 12, 2022	Managing Director, Chief Market Strategist, TD Ameritrade

MEMX LLC
Date of Filing/Accurate as of: September 23, 2022

Officers of MEMX LLC

Officers shall serve until their successors are appointed by the Board in accordance with the Exchange LLC Agreement. Officers of the Exchange will serve at the direction of the Board of Directors. The current officers of the Exchange are listed below.

Title	Name	Commencement Date	Termination Date
Chief Executive Officer	Jonathan Kellner	2/27/2019	
Chief Financial Officer	Louise Curbishley	11/25/2019	
Chief Operating Officer	Thomas Fay	6/3/2019	
Chief Regulatory Officer	Scott Palmer	11/18/2019	
Chief Technology Officer	Dominick Paniscotti	6/3/2019	
Chief People Officer	Lindsay Gilliam	7/1/2019	9/21/2022
General Counsel and Secretary	Anders Franzon	7/1/2019	
Chief Information Security Officer	Jamie Voto	3/30/2020	

Committees of MEMX LLC

The Exchange's current committees are listed below.

Appeals Committee of MEMX LLC

Name	Classification	Commencement Date	Title/Business
Jennifer Hadiaris	Member Representative	August 11, 2020	Managing Director, Head of Global Market Structure, Cowen
Deana Korby	Non-Industry/ Independent	August 11, 2020	Vice President Finance, Investor Relations, IBM Corporation
Montes Piard	Non-Industry/ Independent	August 11, 2020	Vice President/Global Controller – Finance/Accounting, General Atlantic

MEMX LLC
Date of Filing/Accurate as of: September 23, 2022

Nominating Committee

Name	Classification	Commencement Date	Title/Business
Dan Weingarten	Industry	May 19, 2020	Chief Operating Officer, T3 Trading Group, LLC
Diana Didia	Non-Industry/ Independent	May 19, 2020	Chief Information and Innovation Officer, AAA-ICDR
Kenneth Grossfield	Non-Industry/ Independent	May 19, 2020	Chief Administration Officer and GC, Strategic Investment Group

Member Nominating Committee

Name	Classification	Commencement Date	Title/Business
Heidi Fischer	Member Representative	July 26, 2021	Managing Director, Instinet
Brian Suth	Member Representative	May 19, 2020	Head of Electronic Trading, Evercore
Rich Steiner	Member Representative	May 19, 2020	Head of Client Advisory and Market Innovation, RBC

The following persons have served as members of the Member Nominating Committee but no longer serve on the Member Nominating Committee:

Name	Classification	Commencement Date - Termination Date	Title/Business
Dan Weingarten	Member Representative	May 19, 2020 – July 26, 2021	Head of Electronic Execution Services, Clear Street

Regulatory Oversight Committee

Name	Classification	Commencement Date	Title/Business

Crystal Reilly	Non-Industry/ Independent	June 11, 2020	Former Chief Corporate Compliance Officer, Bats Global Markets
Amy Wong	Non-Industry/ Independent	June 11, 2020	Former Chief Operating Officer, PDT Partners
Hal Scott	Non-Industry/ Independent	June 11, 2020	Emeritus Nomura Professor of International Financial Systems, Harvard Law School